SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments There to be Filed Pursuant to Rule 13d-2(a)
                                (Amendment No. 5)

                            Industrial Holdings, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    456160100
            --------------------------------------------------------
                                 (CUSIP Number)

                                James H. Harrison
                                   SJMB, L.P.
                                C/O SJMB, L.L.C.
                          777 Post Oak Blvd., Suite 950
                                Houston, TX 77056
                                 (713) 871-0799
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 30, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copes are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456160100
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 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

SJMB, L.L.C.  76-0559974
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 (2) Check the Appropriate Box if a Member     (a)  [ ]
     of a Group*                               (b)  [ ]
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 (3) SEC Use Only

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 (4) Source of Funds*
        N/A
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
                                                                        Delaware
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             1,873,604
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             1,873,604
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       1,873,604
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
                                                                           13.9%
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(14) Type of Reporting Person*
                                                                              CO
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This Statement is filed by SJMB, L.L.C., a Delaware limited liability company ("SJMBLLC"). SJMBLLC is the sole general partner of SJMB, L.P., a Delaware limited partnership ("SJMB"). SJMB has acquired beneficial ownership of 1,873,604 shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock") of Industrial Holdings, Inc., a Texas Corporation ("IHII"). The address of IHII's corporate office is 7135 Ardmore, Houston, Texas 77054.

Item 2. Identity and Background.

        This Statement is filed by SJMBLLC a Delaware limited liability Company. SJMBLLC is the sole general partner of SJMB, a Delaware limited partnership, and SJMBLLC's principal business is the conduct of the operations and business of SJMB. SJMB's principal business is merchant banking. The principal business offices of SJMBLLC and SJMB is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056. The directors of SJMBLLC are Charles Underbrink and John Thompson, and its executive officers are Charles Underbrink, CEO, and John Thompson, President. The business address of each of the executive officers and directors is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056.

        During the five years prior to the date hereof, none of SJMBLLC nor, to the best of its knowledge, any executive officer or director of SJMBLLC (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect or such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      All of the funds used for the purchase of the Shares came from current working capital of SJMB, funded by its partners or from borrowed funds.

Item 4. Purpose of Transaction.

      SJMB has acquired its beneficial ownership in the Shares for investment purposes only. SJMB intends to continually review its investment in IHII. Depending on future evaluations of the business prospects of IHII and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, SJMB may determine from time to time to purchase additional shares of Common Stock, exercise any of the warrants described in item 5, or dispose of all or a portion of any shares of Common Stock acquired, or a combination thereof.

Item 5. Interest in Securities of the Issuer.

SJMBLLC, as the sole general partner of SJMB, is deemed to be the beneficial owner of all shares of the Common Stock of IHII held of record by SJMB.

On April 14, 1999, SJMB acquired beneficial ownership through a distribution of 74,024 shares of Common Stock, which shares were issued by IHII to CDI Holdings, Inc. for the purchase of Manifold Valve Services, Inc., a wholly owned subsidiary of CDI Holdings, Inc. CDI Holdings, Inc. distributed these shares in satisfaction of amounts owed to SJMB. On June 10, 1999 SJMB purchased from IHII 349,580 shares of Common Stock at a purchase price of $7.4375 per share. On or about June 29, 2000 IHII issued to SJMB warrants to purchase 750,000 shares of Common Stock at a purchase price of $1.25 per share in satisfaction of certain fees owed by IHII to SJMB pursuant to the Belleli Engagement Letter, which was executed in connection with the acquisition by IHII of Belleli S.p.A.. On or about June 30, 2000 IHII issued to SJMB warrants to purchase 300,000 shares of Common Stock at a purchase price of $1.25 per share as partial consideration for SJMB's willingness to sell its interest in OF Acquisition, L.P. to IHII. On or about June 30, 2000 IHII issued SJMB warrants to purchase 400,000 shares of Common Stock at a purchase price of

$1.25 per share as partial consideration for SJMB's guaranty of certain of IHII's indebtedness to its senior lenders.

Mr. Underbrink is the beneficial and record owner of 53,461 shares of the Common Stock of IHII and 34,310 warrants to purchase Common Stock of IHII. In addition, Mr. Underbrink may be deemed to be the beneficial owner of shares owned of record by The Charles E. Underbrink Irrevocable Trust FBO Piper Aurora Underbrink Trust, a trust formed under the laws of the State of Florida, of which he is the settler and sole trustee. Mr. Underbrink hereby disclaims beneficial ownership of all shares of the Common Stock of IHII held by the Trust.

Mssrs. Underbrink and Thompson each hereby disclaim beneficial ownership of all shares of the Common Stock and Warrants of IHII held by SJMBLLC and SJMB, and the filing of this statement of Schedule 13D shall not be construed as an admission that Mssrs. Underbrink and Thompson are, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this statement.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       July 20, 2000
                                       ----------------------------------------
                                       (Date)

                                       /s/ JAMES H. HARRISON
                                       ----------------------------------------
                                       (Signature)

                                       James H. Harrison, Vice President